Exhibit 21

Subsidiaries of the Registrant

1.	Teda Travel Group, Inc. (Delaware corporation)
2.	Teda Hotels Management Company Limited (British Virgin Island company)
3.	Teda Hotels Management Limited (Hong Kong corporation)
4.	Teda Beijing Hotel Management Company Limited (People’s Republic of China company)
5.	Landmark International Hotel Group Limited (British Virgin Island company)